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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File No.  0-23998

                             NOTIFICATION OF LATE FILING

[ ] Form 10-K  [ ] Form 20-F [ ]  Form 11-K  [X] Form 10-Q  [ ] Form N-SAR
[ ] Form N-CSR

                    For Period Ended:  September 30, 2005
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[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
                     For the Transition Period Ended:
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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                              PART I. REGISTRANT INFORMATION

Full Name of Registrant:      FIRST CHOICE HEALTH NETWORK, INC.
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Former Name if Applicable:
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                         600 University Street, Suite 1400
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             Address of Principal Executive Office (Street and Number):

                          Seattle, Washington  98101
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                           City, State and Zip Code:

                            PART II. RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following
[X] the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b -25(c) has been attached if applicable.





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                              PART III. NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    The Registrant recently received a comment letter from the Securities and Exchange Commission (the "SEC") regarding its annual report on Form 10-K for 2004. The Registrant is in the process of responding to the SEC's comments and requires additional time to assess how resolution of the SEC's comments will impact the Registrant's financial statements for the period
    ended September 30, 2005.   The Registrant, therefore, cannot at this time
    file its quarterly report on Form 10-Q for the period ended September 30, 2005, without unreasonable effort or expense.

                              PART IV. OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification:

        Stacy A. Kessel             (206)            268-2476
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            (Name)               (Area Code)    (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                         [X] Yes  [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [ ] Yes  [X] No

                      FIRST CHOICE HEALTH NETWORK, INC.
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                 (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 14, 2005                  By:/s/Stacy A. Kessel
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                                                Stacy A. Kessel
                                                Chief Financial Officer

    Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                       ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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